                                  EXHIBIT C-5
                     CHANGE IN CONTROL SEVERANCE AGREEMENT


     THIS CHANGE IN CONTROL SEVERANCE AGREEMENT (this "Agreement"), dated as of May 15, 1998, is made and entered by and between PMC International, Inc., a Colorado corporation (the "Company"), and Stephen M. Ash (the "Executive").

                                   RECITALS

     WHEREAS, the Executive is a senior executive and key employee of the Company or one or more of its Subsidiaries and has made and is expected to continue to make major contributions to the short-term and long-term growth and financial strength of the Company;

     WHEREAS, the Company recognizes that, as is the case for most publicly held companies, the possibility of a Change in Control (as defined below) exists; and

     WHEREAS, the Board (as defined below) has determined that it is in the best interests of the Company and its stockholders to secure the Executive's continued services and to ensure the Executive's continued dedication and objectivity in the event of any threat or occurrence of, or negotiation or other action that could lead to, or create the possibility of, a Change in Control of the Company, without concern as to whether Executive might be hindered or distracted by personal uncertainties and risks created by any such possible Change in Control, and to encourage Executive's full attention and dedication to the Company.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual promises, covenants and agreements contained herein, the Company and Executive hereby agree as follows:

                                   AGREEMENT

1. Certain Defined Terms. In addition to terms defined elsewhere herein, the following terms have the respective meanings set forth below:

     (a) "Base Pay" means the Executive's annual base salary at a rate not less than the Executive's annual fixed or base compensation as in effect for Executive immediately prior to the occurrence of a Change in Control or such higher rate as may be determined from time to time by the Board or a committee thereof.

     (b)  "Board" means the Board of Directors of the Company.

     (c)  "Cause" means that the Executive shall have:

          (i) committed a breach of this Agreement or any employment agreement between the Company or Subsidiary and the Executive and either: (A) such breach is not cured within thirty (30) days after notice from the Company specifying the action which constitutes the breach and demanding its discontinuance, or (B) such breach is cured and the breach recurs during or after such 30-day period,

          (ii) exhibited willful disobedience of or repeated failure to perform reasonable directions of the Board,

          (iii) committed gross malfeasance in performance of his duties hereunder,

          (iv) committed acts resulting in an indictment charging the Executive with the commission of a felony,

          (v)    engaged in fraud, misappropriation, or embezzlement,

          (vi) disclosed confidential information in violation of any agreement between the Company or Subsidiary and the Executive, or

          (vii) willfully engaged in conduct materially injurious to the Company.

     (d) "Change in Control" occurs when any of the following events occur during the Term of this Agreement:

          (i) any person or entity other than the Executive or Bedford Capital Financial Corporation becomes the record or beneficial owner, directly or indirectly, of more than fifty percent (50%) of the then outstanding voting stock of the Company,

          (ii) the shareholders of the Company approve a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least eighty percent (80%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or

          (iii) the shareholders approve an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

     (e) "Incentive Pay" means an annual amount equal to the average of the annual bonus paid or payable in regard to services rendered in any fiscal year during the three fiscal years immediately preceding the fiscal year in which the Change in Control occurs pursuant to any annual bonus plan, program or arrangement (whether or not funded) of the Company or Subsidiary, or any successor thereto. The computation of Incentive Pay shall include any fiscal years or portions thereof in which no annual bonus was paid or payable. If the Executive has been employed for less than three (3) years at the Termination Date, the denominator used to compute such average shall equal the Executive's length of employment.

     (f) "Severance Period" means the period of time commencing on the date of the first occurrence of a Change in Control and continuing until the earliest of (i) the second anniversary of the occurrence of the Change in Control, (ii) the Executive's death or termination by disability, or (iii) the Executive's attainment of age 65.

     (g)  "Subsidiary" means a corporation, company or other entity

          (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority are, or

          (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right generally to make decisions for such other entity is, owned or controlled, directly or indirectly, by the Company.

     (h) "Term" means the period commencing as of the date hereof and expiring as of the later of (i) the close of business on December 31, 2000, or
          (ii) the expiration of the Severance Period; provided, however, that
          (A) commencing on January 1, 2000 and each January 1 thereafter, the term of this Agreement will automatically be extended for an additional year unless, not later than September 30 of the immediately preceding year, the Company or the Executive shall have given notice that it or the Executive, as the case may be, does not wish to have the Term extended and (B) if, prior to a Change in Control, the Executive ceases for any reason to be an employee of the Company or any Subsidiary, thereupon without further action the Term shall be deemed to have expired and this Agreement will immediately terminate and be of no further effect. For purposes of this Section 1(h), the Executive shall not be deemed to have ceased to be an employee of the Company or any Subsidiary by reason

                              Exhibit C-5 Page 2
          of the transfer of Executive's employment between the Company and any Subsidiary, or among any Subsidiaries.

     (i) "Termination Date" means the date on which the Executive's employment is terminated (the effective date of which shall be the date of termination, or such other date that may be specified by the Executive if the termination is pursuant to Section 3(b)).

2. Operation of Agreement. This Agreement will be effective and binding immediately upon its execution, but, anything in this Agreement to the contrary notwithstanding, this Agreement will not be operative unless and until a Change in Control occurs. Upon the occurrence of a Change in Control at any time during the Term, without further action, this Agreement shall become immediately operative.

3. Termination Following a Change in Control. (a) If the Executive's employment is terminated by the Company or any Subsidiary during the Severance Period, the Executive shall receive the benefits described in
     Section 4 unless such termination is the result of the occurrence of one or more of the following events:

          (i)    The Executive's death,

          (ii) If the Executive becomes permanently disabled within the meaning of, and begins actually to receive disability benefits pursuant to, the long-term disability plan in effect for, or applicable to, Executive immediately prior to the Change in Control,

          (iii)  Retirement of the Executive on or after age 65, or

          (iv)   Cause.

     (b) If the Executive terminates his employment with the Company or its Subsidiaries during the Severance Period while having Good Reason (as defined below), the Executive shall receive the benefits described in
          Section 4. The Executive shall have Good Reason if such termination is not made in connection with any reason described in Section 3(a) above, and if such termination follows the occurrence of:

          (i) a reduction in the Executive's Base Pay or Incentive Pay as in effect immediately prior to the Change in Control (including a change in performance criteria which impacts negatively on the Executive's ability to achieve Incentive Pay) under the Executive's employment agreement with the Company or Subsidiary, the failure to continue the Executive's participation in any incentive compensation plan in which he was a participant immediately prior to the Change in Control unless a plan providing a substantially similar opportunity is substituted, or the termination or material reduction of any employee benefit or perquisite enjoyed by him immediately prior to the Change in Control, unless comparable benefits or perquisites (determined in the aggregate) are substituted,

          (ii) material diminution in the Executive's duties as in effect immediately prior to the Change in Control or assignment to the Executive of duties materially inconsistent with his duties as in effect immediately prior to the Change in Control,

          (iii) the loss of any of the Executive's titles or positions (in his capacity as an officer of the Company) held immediately prior to the Change in Control,

          (iv) the failure of the Company to obtain the assumption in writing of its obligation to perform this Agreement by any successor after a merger, consolidation, sale or similar transaction, or

          (v) the Company relocates its principal executive offices, or requires the Executive to have his principal location of work changed, to any location that is in excess of fifty (50) miles from the location thereof immediately prior to the Change in Control,

                              Exhibit C-5 Page 3

          (vi) Notwithstanding anything contained in this Agreement to the contrary, any circumstance described in clauses (i) through (v) of this Section 3(b) shall not constitute Good Reason unless the Executive gives written notice thereof to the Company in accordance with Section 13 and the Company fails to remedy such circumstance within fifteen (15) business days following receipt of such notice.

     (c) Except as otherwise described in Section 4, a termination by the Company pursuant to Section 3(a) or by the Executive pursuant to
          Section 3(b) will not affect any rights that the Executive may have pursuant to any agreement, policy, plan, program or arrangement of the Company providing benefits, which rights shall be governed by the terms thereof.

4. Severance Compensation. Any amounts and benefits to which the Executive is entitled under this Agreement shall be offset and reduced by any other amount of severance benefits to be received by the Executive upon termination of employment under any employment agreement between the Executive and the Company (or Subsidiary) or any other severance plan, policy, agreement or arrangement of the Company or Subsidiary. The amounts and benefits to which the Executive is entitled pursuant to Section 3 of this Agreement are:

     (a) A cash payment payable during each month of the Continuation Period (as defined below) in an amount equal to 1/12 of the sum of Base Pay and Incentive Pay, and commencing on the first day of the month following the Termination Date,

     (b) A lump-sum cash payment which the Company will pay within ten (10) business days after the expiration of the Continuation Period (as defined below) equal to the Company matching contributions that would have been made under the Company's 401(k) savings plan(s) on the amounts described in Section 4(a) if the Executive had continued in employment and participated to the fullest extent under such plan(s). For this purpose, the Company matching contribution rate shall be determined using the rate of Company matching contribution in effect at the Change in Control, or the rate in effect on the Termination Date if greater.

     (c) For a period of twenty-seven (27) months following the Termination Date (the "Continuation Period"), the Company will arrange to provide the Executive with continued medical, group life, and dental benefits substantially similar, and subject to the same employee contribution requirement, to those that the Executive was receiving or entitled to receive immediately prior to the Termination Date (or, if greater, immediately prior to the Change in Control). If and to the extent that the Company determines that any benefit described in this Section 4(c) cannot be paid or provided under any policy, plan, or program or arrangement of the Company or any Subsidiary, as the case may be, then the Company will itself make a lump-sum payment to the Executive equal to the actuarial value of the Company's cost of providing such benefits. Benefits otherwise receivable by the Executive pursuant to this Section 4(c) will be reduced to the extent comparable welfare benefits are actually received by the Executive from another employer during the Continuation Period following the Executive's Termination Date, and any such welfare benefits actually received by the Executive shall be reported by the Executive to the Company.

     Provided, however, notwithstanding any other agreement between the Company or Subsidiary and the Executive to the contrary, any payments due under this Section 4 that are rendered non-deductible by the Company (or any Subsidiary) solely by virtue of the $1,000,000 limit on applicable employee remuneration established under 162(m) of the Internal Revenue Code of 1986, as amended, during the tax year of the Change in Control, shall not be payable until the next following tax year of the Company or its successor. Such payment shall then be made within ten (10) business days following the start of such tax year.

5. Excess Parachute Payment Limitations. In the event that the Executive would be subject to a tax pursuant to Section 4999 of the Internal Revenue Code, as amended, (the "Code"), as a result of an excess parachute payment, or a deduction would not be allowed to the Company or any Subsidiary for all or any part of such payment by reason of Section 280G of the Code, such payment shall be reduced. In the event such reduction is required, the amounts payable to the Executive under this Agreement, or any other agreement, plan or program, of the Company or any Subsidiary, shall be reduced to an amount such that the present value of all

                              Exhibit C-5 Page 4
     payments in the nature of compensation which are contingent upon a Change in Control total an amount not greater than three (3) times the Executive's base amount less one dollar, as any such terms are defined or applied in
     Section 280G of the Code and the proposed regulations thereunder. The determinations to be made with respect to this Section 5 shall be made by the public accounting firm that is retained by the Company as of the date immediately prior to the Change in Control (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of being requested to do so by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

6. No Mitigation Obligation. The Executive will not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of the Executive hereunder or otherwise, except as expressly provided in Section 4 of this Agreement.

7. Legal Fees and Expenses. If any contest or dispute shall arise under this Agreement involving the failure or refusal of the Company to perform fully in accordance with the terms hereof, the Company shall reimburse the Executive, on a current basis, for all legal fees and expenses, if any, incurred by the Executive in connection with such contest or dispute regardless of the result thereof.

8. Non-Solicitation. During the continuance of his employment by the Company and for a period of twenty-four (24) months after termination of his employment (the "Non-Solicitation Period"), the Executive will not (i) directly or indirectly cause, or attempt to cause, to leave the employ of the Company any employee of the Company that is an employee of the Company at any time during the period beginning six months before the date of this Agreement and ending at the end of the Non-Solicitation Period, (ii) directly or indirectly solicit any customer of the Company as to which the Executive obtained knowledge during his affiliation with the Company as a member of the leadership team of the Company or with any affiliate of the Company, (iii) knowingly or recklessly interfere or attempt to interfere with any transaction in which the Company was involved during the term of this Agreement, or (iv) in any other way knowingly or recklessly interfere with the relationship between the Company and any of its employees, customers or suppliers.

9. Employment Rights. Nothing expressed or implied in this Agreement will create any right or duty on the part of the Company or the Executive to have the Executive remain in the employment of the Company or any Subsidiary prior to or following any Change in Control.

10. Release. Payment of the severance compensation set forth in Section 4 hereto is conditioned upon the Executive executing and delivering to the Company a general release to be provided by the Company.

11. Withholding of Taxes. The Company may withhold from any amounts payable under this Agreement all federal, state, city or other taxes as the Company is required to withhold pursuant to any law or government regulation or ruling.

12. Successors and Binding Effect. This Agreement is a personal service agreement and may not be assigned by the Company or the Executive, except that the Company may assign this Agreement to a successor by merger, consolidation, sale of assets or other reorganization. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, and legal representatives.

13. Notices. Any notice required or permitted to be given under this Agreement shall be directed to the appropriate party in writing and mailed or delivered, if to the Company, to 555 Seventeenth Street, 14th Floor, Denver, Colorado 80202 or to the Company's then principal office, if different, and if to the Executive, to 10746 E. Maplewood Dr., Englewood, Colorado 80111.

14. Applicable Law. This Agreement is entered into in the State of Colorado and for all purposes shall be governed by the laws of the State of Colorado.

                              Exhibit C-5 Page 5

15. Validity. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, unenforceable or otherwise illegal, the remainder of this Agreement and the application of such provision to any other person or circumstances will not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal will be reformed to the extent (and only to the extent) necessary to make it enforceable, valid or legal.

16. Representation by Counsel. The parties hereto acknowledge that they have had the opportunity to consult with counsel and have done so to the extent they deemed appropriate during the negotiation, preparation and execution of this Agreement.

17. Counterparts. This instrument may be executed in one or more counterparts, each of which shall be deemed an original.

18. Amendment. This Agreement may not be amended except by an instrument in writing executed by each of the parties hereto.

                              Exhibit C-5 Page 6

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

PMC INTERNATIONAL, INC.

By: /s/ Kenneth S. Phillips
Kenneth S. Phillips
Title: President & CEO

STEPHEN M. ASH

/s/ Stephen M. Ash


                              Exhibit C-5 Page 7